UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                              BEARINGPOINT, INC.
                              ------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   074002106
                                --------------
                                (CUSIP Number)


                               December 31, 2006
                        --------------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 8 Pages

                                 SCHEDULE 13G

CUSIP No.: 074002106                                          Page 2 of 8 Pages

................................................................................

1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).



      GLENVIEW CAPITAL MANAGEMENT, LLC
................................................................................

2.    Check the Appropriate Box if a Member of a Group

      (a) [  ]

      (b) [  ]
................................................................................

3.    SEC Use Only

................................................................................

4.    Citizenship or Place of Organization


      Delaware
................................................................................

Number of               5.      Sole Voting Power               None
Shares                  -------------------------------------------------------
Beneficially            6.      Shared Voting Power             20,599,345
Owned by Each           -------------------------------------------------------
Reporting               7.      Sole Dispositive Power          None
Person With             -------------------------------------------------------
                        8.      Shared Dispositive Power        20,599,345

................................................................................

9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      20,599,345
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


       [  ]
................................................................................

11.   Percent of Class Represented by Amount in Row (9)


      9.97% based on  201,593,999  shares  outstanding  as of January 3,
      2007./1/
................................................................................

12.   Type of Reporting Person:


      OO
................................................................................

/1/ The Reporting Person may also be deemed to be the beneficial owner of shares issuable upon conversion of certain convertible notes. The shares that would be obtained by the Reporting Person upon conversion have been included as shares outstanding for purposes of calculating the Reporting Person's percentage of beneficial ownership.

                                 SCHEDULE 13G

CUSIP No.: 074002106                                          Page 3 of 8 Pages

................................................................................

1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL GP, LLC
................................................................................

2.    Check the Appropriate Box if a Member of a Group

      (a) [  ]

      (b) [  ]
................................................................................

3.    SEC Use Only

................................................................................

4.    Citizenship or Place of Organization


      Delaware
................................................................................

Number of               5.      Sole Voting Power               None
Shares                  -------------------------------------------------------
Beneficially            6.      Shared Voting Power             20,599,345
Owned by Each           -------------------------------------------------------
Reporting               7.      Sole Dispositive Power          None
Person With             -------------------------------------------------------
                        8.      Shared Dispositive Power        20,599,345

................................................................................

9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      20,599,345
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


      [  ]
................................................................................

11.   Percent of Class Represented by Amount in Row (9)


      9.97% based on 201,593,999 shares outstanding as of January 3, 2007./1/
................................................................................

12.   Type of Reporting Person:


      OO
................................................................................

/1/ The Reporting Person may also be deemed to be the beneficial owner of shares issuable upon conversion of certain convertible notes. The shares that would be obtained by the Reporting Person upon conversion have been included as shares outstanding for purposes of calculating the Reporting Person's percentage of beneficial ownership.

                                 SCHEDULE 13G

CUSIP No.: 074002106                                          Page 4 of 8 Pages

................................................................................

1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).



      LAWRENCE M. ROBBINS
................................................................................

2.    Check the Appropriate Box if a Member of a Group

      (a) [  ]

      (b) [  ]
................................................................................

3.    SEC Use Only

................................................................................

4.    Citizenship or Place of Organization


      United States of America
................................................................................

Number of               5.      Sole Voting Power               None
Shares                  -------------------------------------------------------
Beneficially            6.      Shared Voting Power             20,599,345
Owned by Each           -------------------------------------------------------
Reporting               7.      Sole Dispositive Power          None
Person With             -------------------------------------------------------
                        8.      Shared Dispositive Power        20,599,345

................................................................................

9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      20,599,345
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


      [  ]
................................................................................

11.   Percent of Class Represented by Amount in Row (9)


      9.97% based on 201,593,999 shares outstanding as of January 3, 2007./1/
................................................................................

12.   Type of Reporting Person:


      IA
................................................................................

/1/ The Reporting Person may also be deemed to be the beneficial owner of shares issuable upon conversion of certain convertible notes. The shares that would be obtained by the Reporting Person upon conversion have been included as shares outstanding for purposes of calculating the Reporting Person's percentage of beneficial ownership.

                                                             Page 5 of 8 Pages


Item 1(a).      Name of Issuer:

                Bearingpoint, Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                1676 International Drive, McLean, VA 22102

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i) Glenview Capital Management, LLC ("Glenview Capital Management");

                ii)     Glenview Capital GP, LLC ("Glenview Capital GP"); and

                iii)    Lawrence M. Robbins ("Mr. Robbins").

      This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

      Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item  2(b).    Address of Principal Business Office or, if None, Residence

      The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

                                                             Page 6 of 8 Pages

Item 2(c)       Citizenship:

                i) Glenview Capital Management is a Delaware limited liability company;

                ii) Glenview Capital GP is a Delaware limited liability company; and

                iii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Common Stock, $.01 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                074002106

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

      As of December 29, 2006, each of the Reporting Persons may be deemed to be the beneficial owner of 20,599,345 Shares. This amount consists of: (A) 764,401 Shares held for the account of Glenview Capital Partners; (B) 251,061 Shares issuable upon the conversion of certain convertible notes held for the account of Glenview Capital Partners; (C) 9,293,945 Shares held for the account of Glenview Capital Master Fund; (D) 3,045,304 Shares issuable upon the conversion of certain convertible notes held for the account of Glenview Capital Master Fund; (E) 4,393,354 Shares held for the account of Glenview Institutional Partners; (F) 1,296,364 Shares issuable upon the conversion of certain convertible notes held for the account of Glenview Institutional Partners; (G) 946,529 Shares held for the account of GCM Little Arbor Master Fund; (H) 275,455 Shares issuable upon the conversion of certain convertible notes held for the account of GCM Little Arbor Master Fund; (I) 261,442 Shares held for the account of GCM Little Arbor Institutional Partners; (J) 54,697 Shares issuable upon the conversion of certain convertible notes held for the account of GCM Little Arbor Institutional Partners; (K) 15,429 Shares held for the account of GCM Little Arbor Partners; and (L) 1,364 Shares issuable upon the conversion of certain convertible notes held for the account of GCM Little Arbor Partners.

Item 4(b).      Percent of Class:

      The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 9.97% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were approximately 201,593,999 shares outstanding as of January 3, 2007). /1/


------------------------------------------------------------------------------
/1/ The Reporting Person may also be deemed to be the beneficial owner of shares issuable upon conversion of certain convertible notes. The shares that would be obtained by the Reporting Person upon conversion have been included as shares outstanding for purposes of calculating the Reporting Person's percentage of beneficial ownership.

                                                             Page 7 of 8 Pages

Item 4(c).      Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP and Mr. Robbins:
-----------------------------------------------------------------

(i) Sole power to vote or direct the vote:                            0

(ii) Shared power to vote or direct the vote:                20,599,345

(iii) Sole power to dispose or direct the disposition of:             0

(iv) Shared power to dispose or direct the disposition of:   20,599,345


Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable

Item 6.         Ownership  of More than  Five  Percent  on  Behalf of  Another
                Person:

                This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.

Item 8.         Identification and Classification of Members of the Group:

                See disclosure in Item 2 hereof.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

      By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 8 of 8 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007              GLENVIEW CAPITAL MANAGEMENT, LLC


                                     By:  /s/ Lawrence M. Robbins
                                        -----------------------------
                                     Name: Lawrence M. Robbins
                                     Title:   Chief Executive Officer

Date: February 14, 2007              GLENVIEW CAPITAL GP, LLC


                                     By:  /s/ Lawrence M. Robbins
                                        -----------------------------
                                     Name: Lawrence M. Robbins
                                     Title:   Chief Executive Officer


Date: February 14, 2007              LAWRENCE M. ROBBINS

                                     /s/ Lawrence M. Robbins
                                     ----------------------------